 Exhibit 99.1

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

CALL FOR VIRTUAL SHAREHOLDERS’ MEETING – EMERGENCY DECREE NO. 056-2020

In accordance with the provisions of Emergency Decree No. 056-2020, the General Law of Corporations and Articles Fourteen and Fifteen of Compañía De Minas Buenaventura S.A.A.’s (the “Company”) bylaws, the board of directors of the Company is convening a Virtual Annual Shareholders’ Meeting (the “Meeting”) to be held on January 29, 2021, at 10:00 a.m.

The meeting will be held through the Videosession virtual platform, which shall also be used to determine the existence of the necessary quorum for the Meeting, and for the exercise of voting rights by shareholders of record, as further detailed in the Spanish language document entitled “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial”.

This call notice, the “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial,” and information and documents relating to the several items of the agenda which are required to be made available to investors pursuant to the Regulations on Relevant Facts and Reserved Information, have been filed as relevant facts (hechos de importancia) and in the “Virtual Shareholders’ Meetings and Bondholders’ Meetings” section of the Peruvian Securities and Exchange Commission’s website (www.smv.gob.pe), and at our website www.buenaventura.com. Any additional information and documents relating to the agenda for the Meeting shall be made available to our shareholders as indicated in the “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial.”

The “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial”, which contains, among other information, information on the procedures for our shareholders of record to access the virtual meeting, to participate therein and to exercise their voting rights, is an integral part of this call notice.

Agenda for the Meeting

1.	"Syndicated Guarantee Letter of Payment" Transaction and Granting of Guarantees.

In case the required quorum for the Meeting is not met, such meeting will be adjourned, with a second and third call scheduled for February 2 and February 8, 2021, respectively, at the same place and time.

The Company’s common shareholders of record as of January 18, 2021, will be entitled to participate in the Meeting.

Shareholders may be represented at the Meeting by means of a special purpose proxy executed for purposes of the Meeting, provided that such requirement will not be necessary if the applicable power of attorney has been granted by means of notarized instrument. Proxies and powers of attorney must be submitted to the Company no later than twenty-four (24) hours prior to the holding of the Meeting, by following the procedure detailed in the “Documento informativo sobre el procedimiento para la celebración de la junta de accionistas no presencial”

Lima, December 29, 2020.

THE BOARD OF DIRECTORS